Exhibit 99.1

THE STARS GROUP ANNOUNCES FOURTH QUARTER AND FULL YEAR 2019 EARNINGS RELEASE DETAILS

TORONTO– January 27, 2020 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it will release its financial results for the fourth quarter and full year ended December 31, 2019 prior to the start of trading on Thursday, February 27, 2020, and will post an accompanying earnings presentation to its website at www.starsgroup.com at the same time.
As a result of its pending combination with Flutter Entertainment plc, The Stars Group will not hold an earnings conference call.

About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com